                                                            December 18, 2006

Ms. Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Implant Sciences Corporation
       File No. 333-129911

Dear Ms. Fisher:

In connection with the Staff’s comment letter, dated December 1, 2006 regarding the above-referenced matter, we hereby respectfully submit to you the following responses electronically via EDGAR.

For convenience of your review, in the subsequent pages, we have repeated the Staff’s questions and comments in bold type prior to our response.

We thank the staff in advance for its consideration of the foregoing. If you have any questions or comments, please feel free to contact me at your earliest convenience.

                Sincerely,
                Implant Sciences Corporation

                /s/ Diane J. Ryan

                Diane J. Ryan
                VP Finance and CFO
General

1.
We have reviewed your response to comment 1 your letter dated November 17, 2006 and are unable to agree with your analysis. Renegotiation of terms after a registration statement is on file is not permitted unless you withdraw the registration statement first. Please revise your registration statement to include appropriate risk factor disclosure regarding any potential liability you may have for any violation of Section 5.

Response:

We acknowledge your comment and will include the following additional risk factor in our S-3/A Amendment No. 2:

The Company may have liability in connection with its recent securities transactions.

We amended the Series D financing terms with Laurus Master Fund in May 2006, while the Registration Statement on Form S-3 was on file with the SEC but had not yet been declared effective. This may have been a violation of Section 5 of the Securities Act and may provide Laurus with rescission rights. Although Laurus has been offered rescission and has declined to rescind such transaction, there is a possibility that such transaction could be reversed and the consideration received by us may have to be repaid. Because we have made redemption payments to Laurus in accordance with the terms of the Series D, if the transaction was rescinded, we would be required to pay Laurus the aggregate amount of approximately $3,940,000, which would have a material adverse affect upon our business.

In addition to the additional risk factor appearing above, we have added disclosure on page 16 which details the number of shares held by Laurus and being registered in the registration statement.

2.
We reissue the second part of our prior comment 1 which asked that you also explain in your filing how Laurus Master Fund acquired all the shares that are being registered and that were previously held by a number of selling shareholders.

Response:

The S-3 we originally filed on November 22, 2005, included additional investment rights from a prior registration statement (April 13, 2005 - File No. 333-124058). In your correspondence to the Company dated March 16, 2006, you instructed the company to remove the AIR shares from the registration statement, as we “may not register for resale shares that are not outstanding.” You further commented that we may “register those shares for resale after the holders of the investment rights have made their investment decision to exercise the rights and have received the shares.” As a result, all AIR’s have been removed from this registration statement, leaving Laurus Master Fund as the sole selling shareholder.

3.
We reissue prior comment 2 which asked that you revise the disclosure throughout your filing to clarify that there is now only one selling shareholder and to delete references to “selling shareholders.”

Response:

We acknowledge your comment and will have updated the disclosure throughout the registration statement to reflect that there is now only one selling shareholder.